

April 23, 2010

Mr. Mark S. Zouvas
Chief Executive Officer
ReoStar Energy Corporation
3880 Hulen Street, Suite 500
Fort Worth, TX 76107

>   **Re: ReoStar Energy Corporation**
>   **Form 10-KSB/A for the Fiscal Year Ended March 31, 2008**
>   **Filed July 23, 2008**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
>   **Filed February 13, 2009**
>   **Response Letter Dated April 21, 2009**
>   **Response Letter Dated June 4, 2009**
>   **Form 10-K for the Fiscal Year Ended March 31, 2009**
>   **Filed July 14, 2009**
>   **Response Letter Dated July 24, 2009**
>   **Response Letter Dated October 8, 2009**
>   **Response Letter Dated January 8, 2010**
>   **Response Letter Dated March 1, 2010**
>   **Form 10-KSB/A for the Fiscal Year Ended March 31, 2008**
>   **Filed March 30, 2010**
>   **Form 10-K/A for the Fiscal Year Ended March 31, 2010**
>   **Filed April 9, 2010**
>   **File No. 000-52316**

Dear Mr. Zouvas:

    We have completed our review of your Form 10-KSB, Form 10-K and related
filings and have no further comments at this time.

>   Sincerely,

>   H. Roger Schwall
>   Assistant Director